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                                                       Exhibit 1 to Schedule 13D


                           STOCK REDEMPTION AGREEMENT


         THIS STOCK REDEMPTION AGREEMENT ("Agreement") is made and entered into as of the 25th day of August, 1998, by and among JONES PHARMA INCORPORATED, a Delaware corporation (the "Company"); DENNIS M. JONES ("DMJ"), individually and as trustee of the Dennis M. Jones Amended and Restated Revocable Trust dated March 16, 1993; and JUDITH A. JONES ("JAJ"), individually and as trustee of the Judith A. Jones Amended and Restated Revocable Trust dated June 8, 1993. DMJ and JAJ are hereinafter collectively sometimes referred to as the "Insureds" or individually as an "Insured." DMJ and JAJ, together with their respective revocable trusts, are sometimes referred to as the "Shareholder" or collectively as the "Shareholders."

                                    RECITALS:

         A. The Shareholders own a substantial number of shares of the common stock of the Company (the "Shares") which said Shares constitute a major portion of the Insureds' respective estates.

         B. Each Shareholder has for many years served, and currently serves, as a senior executive officer and as a director of the Company.

         C. The Company believes it to be in the best interest of the Company to have "key person" insurance proceeds available on the death of the Insureds in order to minimize the negative impact on the Company in the event of the deaths of the Insureds, and with the consent of the Insureds the Company has purchased the life insurance policies identified on Exhibit A attached hereto (the "Policies")

         D. As an inducement to the Insureds to consent to and cooperate with the Company in the purchase of the Policies, the Insureds have requested the Company to agree to utilize some or all of the proceeds from such Policies to redeem all or part of the Shares as hereinafter set forth in this Agreement with a view to providing liquidity to their estates and certain trusts and beneficiaries.

         E. In recognition that the Shareholders currently own in excess of fifteen percent of the Company's outstanding common stock; in the interest of preserving an orderly market for such common stock; and in recognition that such use of the proceeds should benefit the Company's shareholders by increasing the per share book value of the shares of such common stock not redeemed, the Company is willing to agree to such request and believes that the arrangement is in the best interests of its shareholders generally.

         NOW, THEREFORE, in consideration of the foregoing recitals and the covenants and agreements contained herein, the parties agree as follows:

         1. The Company shall maintain and keep the Policies in full force and effect during the lives of the Insureds unless otherwise agreed in writing by the Insureds, or the survivor of them. The Company shall pay all premiums required and shall perform such other acts and deeds as may be necessary in order to keep and maintain the Policies in full force and effect.


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         2. The Company shall not sell, assign, pledge, borrow against, surrender or otherwise terminate the Policies, without the written consent of the Insureds, or the survivor of them. The Company shall not alter or amend elections with respect to the application of dividends or policy earnings in any manner without the written consent of the Insureds, or the survivor of them.

         3. On the death of the second to die of the Insureds, the Company shall promptly perform such acts and deeds and sign such documents and instruments as may be reasonably required to collect the insurance proceeds (the "Proceeds") payable to the Company with respect to the Policies as the result of the death of the Insureds. The Company agrees to place such Proceeds in one or more segregated accounts to assure that such funds are available for the purposes of this Agreement and acknowledges that such Proceeds shall be deemed subject to an equitable lien in connection therewith. Upon its own initiative or upon the written request of a Shareholder, the Company agrees to execute and file a contingent collateral assignment of the Proceeds in favor of the Eligible Holders (as hereinafter defined).

         4. As promptly as practicable upon the death of an Insured, the executor or personal representative of such Insured and the successor trustee of such Insured's revocable trust, shall give written notice to the Company identifying any trust or other beneficiary entitled to receive distribution of any Shares as a result of such death. As promptly as practicable upon the death of the second to die of the Insureds, the executor or personal representative of such Insured and the successor trustee of such Insured's revocable trust shall give written notice to the Company identifying any trust or other beneficiary entitled to receive distribution of Shares as a result of such death. In addition, if the revocable trust of the first Insured to die remains in existence as of the date of death of the second to die of the Insureds, then the successor trustee of such first Insured's revocable trust shall then give written notice to the Company identifying any beneficiary entitled to receive distribution of Shares as a result of the death of the second to die of the Insureds. The term "Eligible Holder," as hereinafter used, shall mean (i) the respective estates of the Insureds, (ii) the respective revocable trusts of the Insureds (including any trusts created thereby upon the death of an Insured for the benefit of the spouse or descendants of such Insured), and (iii) any beneficiary of any of such estates or trusts identified to the Company as a result of the notices delivered pursuant to this Section 4, but only if such beneficiary is a descendant of one of the Insureds or a trust for the benefit of one or more such descendants. (The failure of the Company to receive notices as provided in this Section 4 shall not affect the rights of the Insureds' respective estates and trusts as Eligible Holders, but no other beneficiary shall be deemed an Eligible Holder unless notice of such beneficiary's status has been given to the Company as herein provided.)

         5. (a) On the death of the second to die of the Insureds (the "Decedent"), the Eligible Holders of the Shares shall have the right ("Put Right") to require the Company to purchase such number of Shares as may be purchased with the Proceeds, at a purchase price and on such terms and conditions as are hereinafter set forth in Section 6 of this Agreement. In the event that the Proceeds are not sufficient to purchase all of the Shares that are tendered to the Company for redemption by such Eligible Holders, then the Company shall purchase a pro rata portion of the Shares tendered by each Eligible Holder; provided, however, that priority shall first be given to the purchase of any Shares (the "Includable Shares") tendered which are included in the federal estate tax return with respect to the

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second of the Insureds to die. For example, if (i) the Redemption Price (as hereinafter defined) is $50.00 per share, (ii) the amount of Proceeds is $40 million, and (iii) 500,000 Includable Shares are tendered to the Company for redemption by one or more Eligible Holders and 400,000 other Shares are tendered to the Company for redemption by one or more Eligible Holders, then the Company shall redeem 100% of the Includable Shares tendered, with 300,000 Shares being purchased, pro rata in relation to the respective numbers of Shares tendered, from the other Eligible Holders. Similarly, if the facts in clause (iii) of such example were that 1,000,000 Includable Shares were tendered by one or more Eligible Holders and an additional 200,000 other Shares were tendered, then the Company would redeem 80% of the Includable Shares, pro rata in relation to the respective numbers of Includable Shares tendered, and would purchase none of the other Shares tendered.

            (b) The Eligible Holders may exercise their respective Put Rights by giving written notice ("Put Notice") thereof to the Company at any time not earlier than seven (7) months nor later than eight (8) months after the date of death of the Decedent (the "Put Period"). If the Put Notice is not given by an Eligible Holder with respect to a certain number of Shares within the Put Period, said Eligible Holder's Put Rights shall be null and void and the Company shall not be required to redeem any Shares held by such Eligible Holder. The Put Notice shall set forth the number of Shares that the Eligible Holder desires to tender to the Company for redemption.

            (c) Upon receipt of the Put Notice(s) as herein set forth, the Company shall purchase and redeem, and the Eligible Holders of the Shares shall sell, such number of Shares as are set forth in the respective Put Notices, subject to reduction (determined in accordance with clause (a) above) based upon the amount of Proceeds available and the Redemption Price (as hereinafter defined) of the Shares to be purchased.

         6. (a) The per share purchase price for the Shares (the "Redemption Price") shall be the average closing price per share of the Shares on the last ten (10) trading days immediately preceding the date of death of the Decedent. The Redemption Price payable for the Shares shall be paid by the Company to each respective electing Eligible Holder of Shares by cashiers check or wire transfer of funds, at closing.

            (b) The closing of the purchase and sale of all of the Shares being redeemed by the Company shall occur on such date and at such time and place as the Company shall specify in its written notice (the "Company Notice") to each Eligible Holder who gave a timely Put Notice. The date of closing shall be not sooner than ten (10) days nor later than twenty (20) days after the end of the Put Period, the time of closing shall be between 9:00 a.m. and 3:00 p.m., local time, and the place of closing shall be at the principal office of the Company or at a bank or lawyer's office within the City or County of St. Louis, Missouri, as the Company shall determine, or at such other date, place and time as the Company and the respective Eligible Holders shall agree.

            (c) At the closing, the Company shall pay the Redemption Price to each respective Eligible Holder of Shares by cashiers check or wire transfer of funds, and each such Eligible Holder shall deliver the Shares to the Company duly endorsed for transfer to the Company together with all other documents as the Company may reasonably request. Any and all transfer taxes payable with

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respect to the transfer of said Shares to the Company shall be paid by the respective Eligible Holder(s) of the Shares.

         7. In order to induce the Company to enter into this Agreement and agree to the redemption of Shares as herein set forth, the Shareholders jointly and severally guarantee that in the event that the Company does not realize from the Policies an amount equal to the premiums paid by the Company with respect to the said Policies, the Shareholders will pay to the Company, the excess, if any, of any and all premiums paid by the Company with respect to the Policies over and above the amount of proceeds received by the Company with respect to the said Policies, and without regard to the Put Rights set forth in this Agreement.

         8. This Agreement shall be construed and interpreted in accordance with the laws of the State of Missouri.

         9. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and shall not be amended or modified except by a written instrument signed by all parties hereto.

         10. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns, provided, however, that no Shareholder shall voluntarily or involuntarily transfer or assign its rights or obligations hereunder without the express written consent of the Company. Notwithstanding the foregoing, nothing herein shall limit the ability of DMJ or JAJ to revoke or amend their respective revocable trusts or to require that the Company consent thereto. The term "Shareholders" as used herein shall include any revocable, irrevocable or testamentary trust hereafter created by DMJ or JAJ holding any of the Shares as to which a surviving spouse or descendant of the settlor is a beneficiary. The term "Shares" as used herein shall include any shares of the common stock of the Company or its successors hereafter acquired by any Shareholder.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.


                                                       JONES PHARMA INCORPORATED

/s/ Dennis M. Jones                               /s/Michael T. Bramlett
_______________________________               By________________________________
Dennis M. Jones (individually and as trustee                     Duly Authorized
of the Dennis M. Jones Amended and Restated
Revocable Trust dated March 16, 1993)

/s/ Judith A. Jones
_______________________________
Judith A. Jones (individually and as trustee
of the Judith A. Jones Amended and Restated
Revocable Trust dated June 8, 1993)

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                                    EXHIBIT A

                               Insurance Policies



1.       Insurer:  The Northwestern Mutual Life Insurance Company
         Policy No.:  14 765 059
         Insureds:  Dennis M. Jones and Judith A. Jones
         Owner:  Jones Pharma Incorporated
         Initial Face Amount of Policy:  $26,000,000


2.       Insurer:  Sun Life of Canada
         Policy No.:  20044708
         Insureds:  Dennis M. Jones and Judith A. Jones
         Owner:  Jones Pharma Incorporated
         Initial Face Amount of Policy:  $14,000,000

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